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                                             Filed by Interface Systems, Inc.
                                               Pursuant to Rule 425 under the
                                            Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12 of the
                                              Securities Exchange Act of 1934

                                                             Subject Company:
                                                      Interface Systems, Inc.
                                                Commission File No. 333-41692

Dear Shareholders:

On June 29th we announced that Interface reached an agreement with Tumbleweed Communications Corp. (Nasdaq - TMWD) under which Interface would become a wholly-owned subsidiary of Tumbleweed. Your board of directors has unanimously voted to approve the merger based on our belief that the merger is in the best interests of Interface shareholders. You will soon be receiving a proxy statement/prospectus detailing the proposed transaction and will be asked to vote on the merger. The affirmative vote of the holders of a majority of the issued and outstanding shares of our stock is required to complete the merger. YOUR VOTE IS VERY IMPORTANT. Your abstention or failure to vote or failure to instruct your broker or nominee as to how to vote shares that you own but that are not held in your name, will have the effect of a vote against the merger.

Your board of directors recommends the merger primarily because it believes that the merger will result in a combined company that has a significantly greater opportunity than Interface does alone to play a leadership role in the large and growing market for electronic statement presentment (ESP). Tumbleweed and Interface combined would have greater financial, technological, sales, marketing and human resources with which to pursue that opportunity. As a result of the merger, our shareholders will be able to participate in the long-term growth of a combined company which would have the capability of providing current and future customers with a more complete and comprehensive ESP solution.

As a leading provider of advanced messaging solutions for business communications, Tumbleweed is well positioned to accelerate fulfillment of many of the key elements of Interface's strategic plan - a more comprehensive ESP solution, expansion into new vertical markets, greater presence in the brokerage market, worldwide sales and marketing initiatives, divestiture of non-Internet-related businesses and transition to a recurring revenue model - that would otherwise have taken a year or longer to achieve.

In addition to the premium (approximately 41.3% over the average of the closing market prices of Interface's common stock for thirty days prior to the signing of the merger agreement) to be received by our shareholders, there are many other reasons why we believe that the merger is in your best interests. We urge you to read the proxy statement/prospectus (especially the Section entitled "The Merger - Reasons for Interface Engaging in the Merger; Recommendation of the Interface Board") which outlines these reasons and provides you with additional information about important aspects of the merger. Please remember to VOTE and return your proxy card as soon as you receive it.

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In the meantime, please feel free to e-mail your questions or comments to us at nero@intface.com.

Sincerely,




Robert A. Nero
President and Chief Executive Officer

Garnel F. Graber
Chairman of the Board
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Tumbleweed has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the merger and Tumbleweed and Interface expect to mail a proxy statement/prospectus to Interface shareholders containing information about the merger on or about August 4, 2000. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT TUMBLEWEED, INTERFACE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, both Tumbleweed and Interface file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Tumbleweed and Interface at the SEC's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Tumbleweed or Interface will provide, without charge, a copy of any or all of their documents incorporated by reference in the proxy statement/prospectus (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents.

In connection with the proposed merger, Interface will solicit proxies from its shareholders to approve and adopt the merger agreement. Interface and the following persons named below may be deemed to be "participants" in such solicitation: the directors of Interface, Robert A. Nero (President and Chief Executive Officer), Garnel F. Graber (Chairman of the Board), Bruce E. Rhoades, David C. Seigle, Lloyd A. Semple and Thomas L. Thomas; and the following executive officer and employee of Interface: Brian D. Brooks (Chief Financial Officer). Information concerning such participants is set forth in the registration statement filed with the SEC by Tumbleweed on August 3, 2000. The business address of each such participant is c/o Interface Systems, Inc., 5855 Interface Drive, Ann Arbor, Michigan 48103.

PLEASE READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. A description of any interests that Interface's directors and executive officers have in the merger will be available in the proxy statement/prospectus. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement/prospectus to be filed with the SEC.

- CAUTIONARY STATEMENT - This document, the documents of Tumbleweed and Interface referenced herein and other communications to shareholders of Interface may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements included relate to expectations concerning matters that are not historical facts. Also, when Tumbleweed or Interface uses words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Although each of Tumbleweed and Interface believes that the expectations reflected in such

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   forward-looking statements are reasonable, neither can give any assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations are disclosed in the Registration Statement and the proxy statement/prospectus including but, without limitation, in the "Risk Factors" section of the proxy statement/prospectus.